Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Reports Expansion of the Fula Tepe Oxide Gold-Silver Zone at the
Akarca Project, Northwest Turkey

Vancouver, British Columbia, July 17, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce exploration drilling and trenching results that have expanded the Fula Tepe zone at the Akarca gold-silver project in northwest Turkey. The Akarca exploration work is funded and managed by Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company that signed an option agreement in June 2013 to acquire the property from EMX for a combination of cash payments, gold bullion, work commitments, and a retained royalty interest to EMX’s benefit (see Company news release dated June 20, 2013).

Çolakoglu’s recent Fula Tepe drill results include high-grade oxide intercepts of 1.0 meter assaying 155.50 g/t gold with 1060 g/t silver, and 1.1 meters assaying 112.50 g/t gold with 397 g/t silver. The Fula Tepe zone remains open for further expansion in all directions. New surface trench results indicate the zone may extend 100 meters further to the northeast. Çolakoglu is now conducting follow-up drilling at the Kucukhugla, Sarikaya, and Percem Tepe prospects. Please see attached maps and www.eurasianminerals.com for more information.

Drill Results. Çolakoglu recently reported exploration results to EMX that include 26 diamond drill holes totaling approximately 2,220 meters. Çolakoglu’s 2014 program has initially focused on better defining the near-surface, oxide gold-silver zone at Fula Tepe. New drilling was conducted at a nominal 50 meter spacing along strike of the mineralized zone, with offset drill fences both extending and broadening the zone. As a result of the current program, new zones of mineralization were discovered that run parallel to the main mineralized system. All of the recent drilling intersected gold-silver mineralization, with highlight drill intercepts summarized below.

Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
AKC-106	59.0	60.2	1.2	15.60	28.8	16.10	TD = 100m, oxidized, 95m offset to the SE of the central FT vein targeting a sub-parallel resistivity anomaly.
AKC-107	40.6	49.0	8.4	8.80	57.5	9.85	TD = 88m, oxidized, 95m offset to the SE of the central FT vein targeting a sub-parallel resistivity anomaly.
including	42.1	43.9	1.8	40.10	249.0	44.60
AKC-108	0.0	9.1	9.1	1.31	7.7	1.45	TD = 78.1m, oxidized, 100m offset to SE of the central FT vein targeting a sub-parallel resistivity anomaly. Note: 8.5 - 9.1m, 0.6m @ 11.45 g/t Au, 58.1 g/t Ag.
AKC-109	87.9	106.0	18.1	1.42	2.6	1.46	TD = 110m, oxidized, 140m offset to SE of the central FT vein targeting a sub-parallel resistivity anomaly.
AKC-110	21.0	33.6	12.6	0.32	13.1	0.55	TD = 100m, oxidized, drilled 250 m SW of the central FT vein on a resistivity target.
AKC-111	47.3	60.6	13.3	0.71	7.4	0.85	TD = 106.5m, oxidized, drilled 140m SW of the central FT vein on a resistivity target.
AKC-112	37.8	50.3	12.5	10.22	37.7	10.91	TD = 113.1m, oxidized, true width 57%, 50m NW offset of hole AKC-111. Note: 23.3 - 24.1m, 0.8m @ 22.9 g/t Au, 38.9 g/t Ag.
including	37.8	38.9	1.1	112.50	397.0	119.70
AKC-114	9.5	17.6	8.1	1.06	9.0	1.22	TD = 110m, oxidized, extension of the central FT vein to the west.
AKC-116	0.0	11.6	11.6	0.35	7.0	0.48	TD = 84m, oxidized, 100m offset to the NW of the central FT vein zone Note: 77.5 - 78.4m, 0.9m @ 14.45 g/t Au, 23.6 g/t Ag.
	35.4	53.7	18.3	1.83	13.1	2.07
including	40.1	41.4	1.3	7.54	39.0	8.20
including	42.4	43.4	1.0	16.60	44.1	17.40
AKC-119	8.6	14.5	5.9	1.29	8.0	1.44	TD = 75m, oxidized, a 150m step-out to the north.
	39.6	40.9	1.3	9.85	111.0	11.90
AKC-120	0.0	7.9	7.9	0.71	16.5	1.01	TD = 97.8m, oxidized, true width 64%, 40m to the north of the central FT vein targeting a sub-parallel resistivity anomaly.
	28.9	48.7	19.8	8.49	60.3	9.58
including	45.2	46.2	1.0	155.50	1060.0	174.80

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Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
AKC-122	80.3	103.9	23.6	0.44	4.7	0.53	TD = 125m, oxidized, drilled on the far east of the central FT vein.
AKC-123	43.7	51.6	7.9	0.67	5.4	0.77	TD = 79.6m, oxidized, 100m offset to the west of the central FT vein zone targeting a resistivity anomaly.
AKC-125	0.0	17.3	17.3	0.72	9.2	0.89	TD = 80m, oxidized, drilled 120m NW of the central FT vein.
AKC-126	0.0	7.2	7.2	0.37	3.0	0.42	TD = 82m, oxidized, a 50m offset to the NW of AKC-125.
AKC-129	1.4	13.0	11.6	0.51	4.9	0.60	TD = 45m, oxidized, a 300m SE step-out targeting a resistivity anomaly & mineralization from trenching.
AKC-130	39.5	47.1	7.6	0.52	6.4	0.64	TD = 71m, oxidized, drilled 50m to the north of the central FT vein.
	61.8	68.3	6.5	2.20	48.9	3.09
including	62.9	64.2	1.3	6.54	122.0	8.80

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff, minimum length of 7m, and internal dilution allowance of up to 3.5m, or at a 5 g/t Au cutoff and minimum length of 1m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that metallurgical recoveries and net smelter returns are 100%. True widths vary for each drill intercept and are estimated at 50-75% of reported interval.

Drilling at Fula Tepe has outlined a 700 by 300 meter, northeast striking corridor of quartz veining, silicification, and mineralization hosted in conglomerates and sandstones. Two northeast-southwest fences of step-out holes were drilled 50-75 meters to the southeast and northwest of the previously defined zone of veining and mineralization. These drill fences extended the strike length of the mineralized zone and also intersected sub-parallel vein systems that expanded the overall width of the zone. Notably, the recent drilling intersected two of the three highest grades from the property to date (AKC-112 with 1.1m @ 112.5 g/t Au and 397 g/t Ag and AKC-120 with 1.0m @ 155.5 g/t Au and 1060 g/t Ag). In addition to the step-out drill holes, reconnaissance drilling also intersected new gold-silver veins a further 100 meters to the northwest (AKC-119), and 200 meters to the southeast (AKC-128A, AKC-129).

Trench Results. Çolakoglu also reported the recent completion of approximately 2,400 meters of surface trenching at Fula Tepe. The trenches were excavated along drill roads that generally cross the northeast trend of the zone at a nearly perpendicular angle. Results from trench mapping and sampling indicate additional extension and broadening of the zone’s alteration and mineralization. Notably, trench TAK-60 appears to extend the zone a further 100 meters to the northeast. Final review of the trench results is currently underway.

Ongoing Exploration. Çolakoglu is now focusing on additional drilling and sampling in the Kucukhugla, Sarikaya, and Percem Tepe prospect areas. Kucukhugla Tepe is defined as a 100 meter wide, northwest trending corridor of oxide gold-silver mineralization characterized by two sub-parallel systems of veining and quartz vein stockworks. The Sarikaya Tepe prospect is a 500 by 100 meter zone of quartz veining, silicification, and gold-silver mineralization with a previously reported oxide drill intercept of 36.4 meters averaging 5.67 g/t gold and 53.3 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.2 g/t silver (true widths interpreted as 60-75% of reported interval length) (see Company news release dated January 18, 2013). At the under-explored Percem Tepe prospect, in 2013 EMX drilled an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver (true width interpreted as 65-75% of reported interval length) (see Company news release dated March 1, 2013).

Akarca Property Overview. The Akarca project consists of six epithermal, gold-silver zones occurring within a district-scale area of mineralization. EMX’s grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US $8 million by partner companies.

Comments on Sampling, Assaying, and QA/QC. Çolakoglu’s exploration samples are collected in accordance with industry best practice standards and guidelines. These procedures and protocols were originally established by EMX for the Akarca project. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish, and over limit analyses for silver (> 100 g/t Ag) were performed with aqua regia digestion and ICP/AES techniques. As standard procedure, Çolakoglu carries out routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

The Akarca project exemplifies the execution of EMX’s prospect and royalty generation business model. Akarca was discovered by EMX with minimal cost, and its value enhanced with partner-funded exploration work. This ultimately led to the agreement with Çolakoglu and further value enhancement through exploration, an organically generated revenue stream, and a retained royalty interest.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the three-month period ended March 31, 2014 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2013 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com